

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

March 1, 2012

Mr. Michael Mathews
Wizard World, Inc.
1350 Avenue of the Americas
Second Floor
New York, NY 10019

Re: Wizard World, Inc. (the "Company")
File No. 0-33383

Dear Mr. Mathews:

We have received your letter dated February 27th requesting a waiver to the requirement to file audited financial statements of Wizard Conventions, Inc. for the year ended December 31, 2008. The Company did not include these financial statements in the Form 8-K reporting the reverse acquisition consummated on December 7, 2010. Wizard Conventions, Inc. is the Company's predecessor, and the omission of its 2008 financial statements was brought to your attention through our staff review process.

We have considered the circumstances as described in your letter. You should be aware that the Company's filing on Form 8-K reporting the reverse acquisition was and remains deficient due to the omission of Wizard Conventions' 2008 audited financial statements. In reverse acquisition transactions, historical financial statements of the accounting acquirer (which is the registrant's predecessor for financial reporting purposes) is made available to investors in the Form 8-K reporting the transaction to enable them to gain insight and historical perspective about the acquirer's past financial performance, liquidity, and trends. We think the financial information for all periods required under the Commission's rules with respect to that filing on Form 8-K is important in promoting an investor's understanding of the Company, and accordingly, we will not waive the financial statement requirement as you have requested.

Please know that until you file audited financial statements of Wizard Conventions for the year ended December 31, 2008, we will not declare effective any registration statements or post-effective amendments to registration statements. In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation until you file the required audited financial statements.

Our position as described above is based on the information included in your letter. Materially new or different information could lead to a different conclusion. If you have any questions concerning this matter, please call me at (202) 551-3400.

Sincerely,


Joel K. Levine
Associate Chief Accountant